Exhibit 99.2

SOLAI limited

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on August 14, 2026

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of SOLAI Limited (the “Company”) will be held at 428 South Seiberling Street, Akron, Ohio, US on August 14, 2026 at 10:00 a.m., New York time for the following purposes:

•	To consider and, if thought fit, pass the following resolutions:

1.	as an ordinary resolution that with effect immediately, the authorised share capital of the Company be increased from US$1,940,000 divided into 38,399,870,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,000 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, to US$3,500,020,006.525 divided into 70,000,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 69,961,600,130,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each (the “Share Capital Increase”).

2.	as a special resolution that conditional upon and effective immediately following the Share Capital Increase, every 700 of the Company’s authorised shares (whether issued or unissued) of a nominal or par value of US$0.00005 each be consolidated into 1 share of a nominal or par value of US$0.035 each (the “Share Consolidation”), such that following the Share Consolidation, the authorised share capital of the Company shall be changed from US$3,500,020,006.525 divided into 70,000,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each to US$3,500,020,006.525 divided into 100,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.035 each, 93 Class A Preference Shares of a nominal or par value of US$0.035 each, 93 Class A II Preference Shares of a nominal or par value of US$0.035 each and 571,429 Class B Ordinary Shares of a nominal or par value of US$0.035 each.

3.	as a special resolution that conditional upon and effective immediately following the Share Consolidation, no fractional shares shall be issued in connection with the Share Consolidation and all fractional Class A Ordinary Shares, Class A Preference Shares and Class A II Preference Shares (after aggregating all fractional Class A Ordinary Shares, Class A Preference Shares and Class A II Preference Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares, whereas all fractional Class B Ordinary Shares resulting from the Share Consolidation shall instead be rounded down, resulting in the cancellation of all of the issued Class B Ordinary Shares of the Company as of the effective date of the Share Consolidation (the “Treatment of Fractional Shares”).

(Terms used but not defined in this Notice shall have the same meaning as those defined in the Proxy Statement attached)

•	To consider and transact such other business as may properly come before the EGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on July 20, 2026, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned meeting thereof. Holders of record of the Company’s ordinary shares, Class A preference shares and Class A II preference shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at https://ir.solai.com/.

Holders of record of the Company’s ordinary shares and preference shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.solai.com and on the SEC’s website at www.sec.gov, or by contacting SOLAI Limited at 428 South Seiberling Street, Akron, Ohio, US, attention: Youwei Yang, telephone: +1 (785) 317-7156, email: ir@solai.com.

By Order of the Board of Directors,

/s/ Law, Man San Vincent
Law, Man San Vincent
Chairman

Akron, Ohio, US

July 24, 2026